News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Energy Services Inc. Q1 Conference Call / AGM Webcast

NISKU, AB, May 5 /CNW/ - NQL Energy Services Inc. (TSX - NQL)

NQL Energy Services Inc. to host 1st Quarter Results Conference Call

Kevin Nugent, President and CEO of NQL Energy Services Inc., will host a conference call on Friday, May 12, 2006 at 1:00 p.m. Eastern Time (11:00 a.m. Mountain Time) to discuss first quarter financial results that are expected to be released prior to the market opening that day. To participate in the conference call, please dial 416-644-3414 in Toronto and internationally. If you are connecting from other parts of Canada or the U.S., dial 800-814-4857. Please call 10 minutes prior to the start of the call. In addition, a live webcast (listen-only mode) of the conference call will be available at: www.cnxmarketlink.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1470480

A replay of the conference call will be available at 416-640-1917 or 877-289-8525, passcode 21185934 followed by the number sign from 3:00 p.m. (Eastern Time) May 12th to 11:59 p.m. (Eastern Time) June 12th or through the Webcast archives at www.newswire.ca.

NQL Energy Services Inc. to Webcast Annual Meeting

NQL Energy Services Inc., will hold its Annual General Meeting (the "Meeting") on Friday, May 12th, 2006, at 2:00 p.m. (Mountain Time) at the Metropolitan Conference Centre (Plaza Room) 333 Fourth Avenue SW, Calgary, Alberta.

A live webcast (listen-only mode) of the presentation section of the Meeting will be available at 2:15 p.m. (Mountain Time) at: www.cnxmarketlink.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1464320

A replay of the Meeting will be available through the webcast archives at www.newswire.ca.

NQL Energy Services Inc. is a Canadian based company that provides downhole tools, services and technology used primarily in drilling applications in the oil and gas and utility industries on a worldwide basis. The Company's shares trade on the Toronto Stock Exchange under the symbol "NQL".

%SEDAR: 00003534E

/For further information: please contact: Kevin L. Nugent, President and Chief Executive Officer, (403) 266-3700, or kevin.nugent(at)nql.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on Tools for Investors./
(NQL.)

CO: NQL Energy Services Inc.

CNW 08:00e 05-MAY-06


06014010

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
NQL Announces First Quarter Financial Results

NISKU, AB, May 12 /CNW/ - NQL Energy Services Inc. (TSX - NQL) announces its first quarter results which feature continued improvement in revenue, margins and earnings.

NQL's first quarter net earnings per common share increased dramatically to $0.19/share versus $0.08/share in the first quarter of 2005 and sequentially from $0.12/share in the fourth quarter of 2005. The year-over-year improvements stem from a variety of factors including very strong industry activity levels, pricing increases, the impact of the Stabeco acquisition and improved margins reflecting the operational leverage of the Company during periods of high activity. The Prescott acquisition had a minor impact on NQL during the first quarter as the deal was not concluded until March 16, 2006.

NQL recorded revenue of $34.8 million during the first quarter of 2006 representing an increase of 59 percent over the $21.9 million recorded in 2005. The increase in revenue resulted from overall strong activity levels in all areas of the Company's business and the impact of the Stabeco acquisition. Geographically, revenue was broken down between $11.7 million (2005 - $6.8 million) in Canada, $16.5 million (2005 - $10.2 million) in the United States and $6.6 million (2005 - $4.9 million) from international locations.

First quarter 2006 EBITDA also showed significant strength and increased 108 percent to $15.2 million (44 percent of revenue) versus $7.3 million (34 percent of revenue) in 2005 and sequentially from the $11.2 million (36 percent of revenue) recorded during the fourth quarter of 2005. Gross margins remained strong during the first quarter at 57 percent versus 53 percent in 2005 while the efficiencies associated with high activity levels resulted in a decline in general and administrative costs as a percentage of revenue from 19 percent in the first quarter of 2005 to 14 percent during the first quarter of 2006.

At the end of the first quarter, the Company's balance sheet continued to be very strong with only $16.1 million of debt of which approximately $8.0 million has been repaid since March 31, 2006.

Looking forward, NQL continues to believe that activity levels in the worldwide oil and gas industry will remain strong and will have a positive effect on the Company. In addition to realizing the full impact of the Prescott acquisition commencing in the second quarter, the Company anticipates positive industry conditions will fuel growth in many aspects of NQL's existing operation, including:

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- An increase in our fleet of EM-MWD rental tools;
- An increase in the rental fleet of Prescott mud motors;
- Expansion of the Stabeco performance drilling product line into the Rocky Mountain region of the United States where NQL has recently completed several test projects;
- A general expansion of the core Black Max mud motor fleet to meet anticipated growth in demand; and
- Expansion of operations in the Middle East from the Company's office in Dubai where activity has recently increased sharply.

>>

While the Company expects that a "normal" spring break-up period in its Canadian operations will have a negative impact on second quarter results when compared to the first quarter, full year results for 2006 are expected to significantly outpace comparable results in 2005.

NQL Energy Services Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.

Non-GAAP Measures

In this press release, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization - which the Company defines as gross margin less general and administrative expenses), as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in comparison to prior periods. We believe that conventional financial measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Disclosure Regarding Forward-Looking Statements

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results expressed or implied by such forward-looking statements. The risks, uncertainties and factors that could cause the actual results, performances or achievements of NQL to be materially different from any future results expressed or implied by such forward-looking statements include fluctuations in the market for oil and gas related products and services, the success of integrating and realizing the potential of acquisitions, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, fluctuations in the value of the Canadian dollar relative to the US dollar, technological change, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's continuous disclosure filings, filed on sedar.com, including those referred to in the management's discussion and analysis section of NQL's most recent Annual Report to shareholders as well as those risk factors described in NQL's most recent Annual Information Form. NQL disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

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NQL Energy Services Inc.
Consolidated Balance Sheets
(Unaudited)

(Thousands of Canadian dollars)	March 31, 2006	December 31, 2005
ASSETS		
CURRENT		
Cash	$ 1,929	$ 1,909
Accounts receivable	36,085	28,162
Income taxes recoverable	2,345	2,322
Inventory	24,529	22,081
Prepaid expenses	1,158	886
Future income taxes	5,823	4,876

	71,869	60,236
Other assets	85	85
Future income taxes	-	571
Capital assets	77,314	73,543
Intangible assets	14,122	6,362
Goodwill	12,666	4,336
	$ 176,056	$ 145,133
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	15,486	13,901
Income taxes payable	1,013	802
Current portion of long-term debt	6,103	1,978
	22,602	16,681
Long-term debt	10,000	879
Future income taxes	10,667	3,460
	43,269	21,020
SHAREHOLDERS' EQUITY		
Capital stock	184,590	184,393
Contributed surplus	6,779	6,527
Deficit	(40,161)	(48,199)
Cumulative translation adjustment	(18,421)	(18,608)
	132,787	124,113
	$ 176,056	$ 145,133

NQL Energy Services Inc.
Consolidated Statement of Operations
(Unaudited)

(Thousands of Canadian dollars, except share and per share data)	For the three months ended March 31, 2006	2005
Revenue	$ 34,798	$ 21,874
Direct expenses	14,822	10,300
Gross margin	19,976	11,574
Expenses		
General and administrative	4,804	4,236
Amortization	3,060	2,453
	7,864	6,689
Income before under noted	12,112	4,885

	2006	2005
Interest expense	(134)	(164)
Stock-based compensation expense	(320)	(100)
Other (expense) income	(57)	24
Foreign exchange loss	(19)	(57)
Income before income taxes	11,582	4,588
Income tax expense		
Current	555	398
Future	2,989	717
	3,544	1,115
Net income	$ 8,038	$ 3,473
Income per common share		
Basic	$ 0.19	$ 0.08
Diluted	$ 0.18	$ 0.08
Weighted average common shares outstanding - basic	43,247,840	41,910,883
Weighted average common shares outstanding - diluted	44,159,253	41,996,850

NQL Energy Services Inc.
Consolidated Statement of Deficit
(Unaudited)

(Thousands of Canadian dollars)	For the three months ended March 31, 2006	2005
Deficit, beginning of period	$ (48,199)	$ (63,119)
Net income for the period	8,038	3,473
Deficit, end of period	$ (40,161)	$ (59,646)

NQL Energy Services Inc.
Consolidated Statement of Cash Flow
(Unaudited)

	For the three months ended March 31, 2006	2005

(Thousands of Canadian dollars)	----	----
Net inflow (outflow) of cash related to the following activities		
OPERATING ACTIVITIES		
Net income	$ 8,038	$ 3,473
Items not affecting cash		
Amortization	3,060	2,453
Amortization of deferred financing costs	4	19
Stock-based compensation expense	320	100
Future income taxes	2,989	717
Gain on sale of capital assets	(1,872)	(105)
	12,539	6,657
Net change in operating working capital items	(4,422)	(3,688)
Cash provided by operating activities	8,117	2,969
FINANCING ACTIVITIES		
Issuance of capital stock	129	122
Proceeds from long-term debt	17,386	58
Repayment of long-term debt	(5,674)	(1,305)
Cash provided by (used in) financing activities	11,841	(1,125)
INVESTING ACTIVITIES		
Other assets	-	83
Proceeds from the sale of capital assets	3,188	1,846
Business acquisition	(20,238)	-
Intangible assets	(43)	(26)
Purchase of capital assets	(2,845)	(1,365)
Cash (used in) provided by investing activities	(19,938)	538
Net increase in cash and cash equivalents	20	2,382
Cash and cash equivalents, beginning of period	1,909	1,427
Cash and cash equivalents, end of period	$ 1,929	$ 3,809
Supplementary disclosure of cash flow information		
Interest paid	$ 100	$ 192
Income taxes paid	$ 655	$ 247

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%SEDAR: 00003534E

/For further information: Kevin Nugent, President and Chief Executive Officer at (403) 266-3700 or via e-mail at kevin.nugent(at)nql.com/
(NQL.)

CO: NQL Energy Services Inc.

CNW 08:00e 12-MAY-06


Energy
Services
Taking Technology Downhole

Annual General Meeting of Shareholders of
NQL Energy Services Inc. (the "Company")

May 12, 2006

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

	Description of Matter Voted Upon:	**Outcome of Vote:**
1.	The appointment of Deloitte & Touche LLP as the auditors of the Company and the authorization of the directors to fix their remuneration.	Carried on vote by show of hands
2.	Fixing the number of directors to be elected for the ensuing year at six and the election of the following nominees as directors of the Company for the ensuing year or until their successors are duly elected or appointed. S. Patrick Shouldice Thomas R. Bates, Jr. John G. Clarkson William J Myers Kevin L. Nugent Dean G. Prodan	Carried on vote by show of hands

FORM 52 – 109F2

CERTIFICATION OF INTERIM FILINGS

DURING TRANSITION PERIOD

I, Darren Stevenson, Vice President Finance, acting in the capacity of Chief Financial Officer of NQL Energy Services Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of NQL Energy Services Inc. (the "issuer") for the interim period ended March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

May 15, 2006

/s/ Darren Stevenson
Darren Stevenson
Vice President Finance

FORM 52 – 109F2

CERTIFICATION OF INTERIM FILINGS

DURING TRANSITION PERIOD

I, Kevin Nugent, President and Chief Executive Officer of NQL Energy Services Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of NQL Energy Services Inc. (the "issuer") for the interim period ended March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

May 15, 2006

/s/ Kevin Nugent
Kevin Nugent
President and Chief Executive Officer



1507 – 4 Street, Nisku, Alberta, Canada T9E 7M9
Tel: (780) 955-8828 Fax: (780)955-3309
E-mail: investor.info@nql.com
Website: http://www.nql.com

May 15, 2006

The Ontario Securities Commission
The Alberta Securities Commission
The British Columbia Securities Commission
The Quebec Securities Commission
The Manitoba Securities Commission
The Nova Scotia Securities Commission

Dear Sirs:

Re: NQL Energy Services Inc. ("NQL")
Interim Report for the period ended March 31, 2006

We confirm that, on May 15, 2006, NQL's Interim Report for the three months ended March 31, 2006 was sent by pre-paid mail to all parties listed on the supplemental mailing list.

Sincerely,

"Signed"

Susan J. Foote
Corporate Secretary